UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42370

MEGA MATRIX INC.

Level 21, 88 Market Street

CapitaSpring

Singapore 048948

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Explanatory Notes

The following section entitled “Business Strategy” and “Risk Factors Relating to Digital Assets Treasury Reserve Strategy and Staking” is incorporated by reference in the registration statements on Form S-8 (File No. 333-277227), Form F-3 (File No. 333-283739) and Form S-8 (File No. 333-289715), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Business Strategy

As previously disclosed on May 30, 2025, Mega Matrix, Inc. (the “Company”) stated that the Company’s Board of Directors approved the purchase of Bitcoin and/or Ethereum to hold as a treasury reserve asset. This business strategy was updated on July 2, 2025, in which the Company’s Board of Directors approved to restart its Ethereum (“ETH”) staking business and the exploration of a broader Web3-focused strategy. Through staking, the Company earns rewards that can be reinvested into ETH or used for general corporate purposes. The Company believes that its strategy to reinstate its ETH staking business will enhance long-term shareholder value. On August 21, 2025, the Company further updated its digital asset treasury (“DAT”) reserve strategies and focus on stablecoin governance token its primary treasury asset.

Successfully implementing this DAT strategy may present organizational and infrastructure challenges, and the Company may not be able to fully implement or realize the intended benefits of its strategy. There can be no assurance that the Company will be successful in implementing its new business strategy. In addition, moving to a new business strategy may result in a loss of established efficiency, which may have a negative impact on the Company’s business. The Company may also face an increased amount of competition as we attempt to expand and grow its business, which may negatively impact its results of operations, cash flows and financial condition. The following are certain risk factors relating to our DAT reserve strategy and staking.

Risk Factors Relating to Digital Assets Treasury Reserve Strategy and Staking

On August 25, 2025, Mega Matrix Inc. (the “Company”) announced the update to Company’s digital asset treasury (“DAT”) reserve strategies and its focus on stablecoin governance token its primary treasury asset (“Business Strategy Update”). There are a number of risks and uncertainties associated with the Business Strategy Update, including those related to the volatility of digital assets, regulatory developments, and market adoption.

While all investments entail a risk of loss of capital, investments in digital assets such as Bitcoin (“BTC”), Ethereum (“ETH”), or Ethena governance token (“ENA”), stablecoin governance tokens, and other cryptocurrencies, tokens, and rights of a similar nature (collectively referred to as, “Digital Assets”) should be considered substantially more speculative and significantly more likely to result in a loss, including a total loss of capital, than many other forms of investment. The investment characteristics of Digital Assets differ from those of many traditional currencies, commodities, and securities. A particular Digital Asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty, and if we are unable to properly characterize a Digital Asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, results of operations and/or financial condition.

The SEC and its staff have taken the position that certain Digital Assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given Digital Asset is a security is a highly complex, fact-driven analysis and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular asset as a security. With respect to our digital assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular asset could be deemed a “security” under applicable laws. Furthermore, it is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.

The classification of a Digital Asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale and trading of such assets. For example, a Digital Asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade Digital Assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system (“ATS”), in compliance with rules for ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements. As a result, certain Digital Assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Further, various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of Digital Assets as “securities.

We have adopted risk-based policies and procedures to analyze whether the Digital Assets that we hold and sell for our own account could be deemed to be a “security” under applicable laws. Our policies and procedures do not constitute a legal standard, but rather represent our management’s assessment, based on advice of our securities counsel, regarding the likelihood that a particular Digital Asset could be deemed a “security” under applicable laws. Regardless of our conclusions, we could be subject to legal or regulatory action in the event the SEC, a foreign regulatory authority, or a court were to determine that a digital asset currently held by us is a “security” under applicable laws. If the Digital Assets mined, staked, and/or held by us are deemed as securities, it could limit distributions, transfers, or other actions involving such Digital Assets in the global markets.

Digital Assets have historically experienced, and are expected to continue to experience, high price volatility which may influence our financial results and the market price of our Class A Ordinary Shares.

Digital Assets like ENA, BTC, and ETH have historically experienced, and are expected to continue to experience, high price volatility. Such price fluctuations are likely to influence our financial results and the market price of our Class A Ordinary Shares. Our financial results and the market price of our Class A Ordinary Shares would be adversely affected, and our business and financial condition would be negatively impacted, if the price of Digital Assets we hold decrease substantially, including as a result of:

●	decreased user and investor confidence in digital assets, including due to the various factors described herein;

●	investment and trading activities, such as (i) trading activities of highly active retail and institutional users, speculators, miners and investors, (ii) actual or expected significant dispositions of digital assets by large holders, and (iii) actual or perceived manipulation of the spot or derivative markets for digital assets or spot digital asset ETPs;

●	negative publicity, media or social media coverage, or sentiment due to events in or relating to, or perception of, Digital Assets or the broader Digital Assets industry;

●	changes in consumer preferences and the perceived value or prospects of Digital Assets;

●	competition from other Digital Assets that exhibit better speed, security, scalability, or energy efficiency, that feature other more favored characteristics, that are backed by governments, including the U.S. government, or reserves of fiat currencies, or that represent ownership or security interests in physical assets;

●	a decrease in the price of other Digital Assets, including stablecoins, or the crash or unavailability of stablecoins that are used as a medium of exchange for digital assets purchase and sale transactions, such as the crash of the stablecoin Terra USD in 2022, to the extent the decrease in the price of such other digital assets or the unavailability of such stablecoins may cause a decrease in the price Digital Assets like ENA, a stablecoin governance token, and other digital assets like BTC or ETH, or adversely affect investor confidence in Digital Assets generally;

●	the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed Bitcoin, or the transfer of substantial amounts of BTC from BTC wallets attributed to Mr. Nakamoto or other “whales” that hold significant amounts of BTC;

●	disruptions, failures, unavailability, or interruptions in service of trading venues for Digital Assets, such as, for example, the announcement by the digital asset exchange FTX Trading that it would freeze withdrawals and transfers from its accounts and subsequent filing for bankruptcy protection;

●	the filing for bankruptcy protection by, liquidation of, or market concerns about the financial viability of digital asset custodians, trading venues, lending platforms, investment funds, or other Digital Asset industry participants;

●	regulatory, legislative, enforcement and judicial actions that adversely affect the price, ownership, transferability, trading volumes, legality or public perception of Digital Assets, or that adversely affect the operations of or otherwise prevent digital asset custodians, trading venues, lending platforms or other Digital Assets industry participants from operating in a manner that allows them to continue to deliver services to the Digital Assets industry;

●	further reductions in mining rewards of Digital Assets, including block reward halving events, which are events that occur after a specific period of time that reduce the block reward earned by “miners” who validate digital assets transactions, or increases in the costs associated with Bitcoin mining, including increases in electricity costs and hardware and software used in mining, that may cause a decline in support for the Digital Asset networks;

●	transaction congestion and fees associated with processing transactions on the cryptocurrency blockchain network;

●	macroeconomic changes, such as changes in the level of interest rates and inflation, fiscal and monetary policies of governments, trade restrictions, and fiat currency devaluations;

●	developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography used by the cryptocurrency blockchain becoming insecure or ineffective; and

●	changes in national and international economic and political conditions, including, without limitation, the adverse impact attributable to the economic and political instability caused by the current conflict between Russia and Ukraine and the economic sanctions adopted in response to the conflict, and the potential broadening of the Israel-Hamas conflict to other countries in the Middle East.

Our operating results will be dependent on the price of Digital Assets that we own. If such price declines, our business, operating results, and financial condition would be adversely affected.

A decline in the market value of Digital Assets or in the demand for trading digital assets could lead to a corresponding decline in the value of our Digital Assets, the number of transactions on the relevant blockchain network and, as such, the opportunities to earn block rewards and transaction fees, and could adversely affect our business, operating results and financial condition. Any decline in the volume of Digital Asset transactions, the price of Digital Assets, or market liquidity for Digital Assets generally may adversely affect our operating results. As part of our Digital Asset treasury strategy, we will have significant investments in ENA, BTC, ETH, and other Digital Assets. Our operating results will be impacted by the revenues and profits we generate from the purchase, sale, and trading of Digital Asset, and financial contracts linked to thereto.

The price and trading volume of any Digital Asset is subject to significant uncertainty and volatility, and may significantly decline in the future, without recovery. Future fluctuations in trading prices of the Digital Assets that we hold may increase the price volatility or affect the value of Digital Assets we acquire or hold, which could materially and adversely affect our business operations, financial performance, and prospects. There is no assurance that any Digital Asset will maintain its value or that there will be meaningful levels of trading activities to support markets in any Digital Asset.

Digital Assets are novel assets, and are subject to significant legal, commercial, regulatory, and technical uncertainty.

Digital Assets, including but not limited to, stablecoin governance tokens like ENA are relatively novel and are subject to rapidly evolving legal, commercial, regulatory, and technical landscapes. Because the application of federal and state securities and other applicable laws, regulations, and rules (“Applicable Law”) remain unsettled in several material respects, there is substantial risk that a governmental or regulatory authority could adopt or interpret Applicable Law in a manner that adversely affects the price of Digital Assets. Increased regulatory scrutiny may result in additional costs for us and may require our management team to devote increased time and attention to regulatory matters, change aspects of our business, or result in limits on the utility of Digital Assets. Moreover, the regulatory landscape with respect to Digital Assets is rapidly changing and we may be required to comply with any new laws, regulations, or interpretations, which may result in heightened regulatory and compliance related costs, litigation, regulatory investigations, and enforcement or other actions. Adverse changes to, or our failure to comply with Applicable Law may have an adverse effect on our reputation, brand, our business, operating results, and financial condition. Further, if any of our Digital Assets are determined to constitute a security for purposes of U.S. federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of the Digital Assets we hold.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of Digital Assets or the ability of individuals or institutions such as us to own or transfer Digital Assets. Regulatory authorities have been evolving in their approach to Digital Assets. It is not possible to predict whether, or when, any of these developments will lead to U.S. Congress granting additional authorities to the SEC or other regulators, or whether any other federal, state, or foreign legislative bodies will take any similar actions. It is also not possible to predict the nature of any such additional authorities, how additional legislation or regulatory oversight might impact the ability of Digital Asset markets to function or the willingness of financial and other institutions to continue to provide services to the Digital Assets industry, nor how any new regulations or changes to existing regulations might impact the value of Digital Assets generally and any Digital Assets we hold specifically. The consequences of increased regulation of Digital Assets and Digital Asset-related activities could adversely affect the market price of any Digital Assets we hold and in turn adversely affect the market price of our Class A Ordinary Shares.

Moreover, the risks of engaging in a Digital Asset treasury strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

The growth of the Digital Assets industry in general, and the use and acceptance of stablecoin governance tokens like ENA, in particular, may also impact the price of stablecoin governance tokens and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of Digital Assets may depend, for instance, on public familiarity with Digital Assets, ease of buying, accessing, or gaining exposure to digital assets, institutional demand for digital assets as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for Digital Assets as a means of payment, and the availability and popularity of alternatives to Digital Assets. Even if growth in Digital Asset adoption occurs in the near or medium-term, there is no assurance that usage of Digital Assets we hold, including ENA, BTC, and ETH, will continue to grow over the long-term.

Because Digital Assets have no physical existence beyond the record of transactions on their respective blockchains, a variety of technical factors related to the blockchain could also impact the price of any given Digital Asset. For example, malicious attacks by miners, inadequate staking and/or mining fees to incentivize validating of digital asset transactions, hard “forks” of the blockchain into multiple blockchains, and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of the blockchain and negatively affect the price of the Digital Assets. The liquidity of Digital Assets may also be reduced and damage to the public perception of stablecoin governance tokens may occur, if financial institutions were to deny or limit banking services to businesses that hold stablecoin governance tokens or accept stablecoins as payment, which could also decrease the price of stablecoins. Similarly, the open-source nature of the blockchain networks mean the contributors and developers of the blockchain are generally not directly compensated for their contributions in maintaining and developing the blockchain, and any failure to properly monitor and upgrade the blockchain could adversely affect the blockchain and negatively affect the price of the related Digital Assets.

The liquidity of Digital Assets may also be impacted to the extent that changes in Applicable Laws and regulatory requirements negatively impact the ability of exchanges and trading venues to provide services for Digital Assets.

Future regulatory changes are impossible to predict.

Given the growth in popularity and size of the Digital Asset industry, the U.S. Congress and U.S. federal agencies have recently focused on establishing a clear framework for the regulation of Digital Assets. In the past, the SEC has brought several enforcement actions against Digital Asset market participants, including U.S.-based Digital Asset exchanges and Digital Asset issuers, for alleged violations of U.S. securities laws. However, the current administration has taken steps to position the U.S. as a global leader in the Digital Asset industry, resulting in the creation of an interagency working group that aims to propose a regulatory framework for Digital Assets in the United States.

The U.S. Congress has taken measures to introduce legislation aimed at providing clear laws relating to digital assets. Whether new legislation will be introduced remains uncertain, and it is not clear to what extent we and/or any issuer of Digital Assets we hold will be materially and adversely affected by any new laws and regulations. Separately, the SEC has established a “Crypto Task Force” to focus on providing clear guidance with respect to the application of U.S. federal securities laws in the context of Digital Assets generally, as well as for Digital Asset developers and intermediaries.

The evolving regulatory landscape creates uncertainty for the Company, as new regulations or changes to existing regulations could materially and adversely affect our business operations, financial condition, and results of operations. The effect of any future regulatory change on the Company is impossible to predict, but such change could be substantial and adverse.

The launch of central bank digital currencies (“CBDCs”) may change consumer preferences and the perceived value or prospects of Digital Assets.

The introduction of a federal and state government-issued digital currency could eliminate or reduce the need or demand for private-sector issued cryptocurrencies, or significantly limit their utility. National governments around the world could introduce CBDCs, which could in turn limit the size of the market opportunity for Digital Assets, and change consumer preferences and the perceived value or prospects of Digital Assets.

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to our Digital Asset holdings.

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future from holding or selling significant amounts of Digital Assets.

The price of Digital Assets such as ENA, BTC, and ETH has historically been subject to dramatic price fluctuations and is highly volatile. We expect to determine the fair value of our Digital Assets based on quoted (unadjusted) prices on the Coinbase exchange, and following early adoption of ASU 2023-08,  will be required to measure our Digital Asset holdings at fair value in our statement of financial position, and to recognize gains and losses from changes in the fair value of our Digital Asset in net income each reporting period, which may create significant volatility in our reported earnings and decrease the carrying value of our digital assets, which in turn could have a material adverse effect on the market price of our Class A Ordinary Shares. Conversely, any sale of Digital Assets at prices above our carrying value for such assets creates a gain for financial reporting purposes even if we would otherwise incur an economic or tax loss with respect to such transaction, which also may result in significant volatility in our reported earnings.

Due in particular to the volatility in the price of Digital Assets such as ENA, BTC, and ETH, we expect our adoption of ASU 2023-08 to increase the volatility of our financial results and it could significantly affect the carrying value of our Digital Assets on our balance sheet.

Because we intend to purchase Digital Assets in future periods and increase our overall holdings of Digital Assets, we expect that the proportion of our total assets represented by our digital assets will increase in the future. As a result, and in particular with respect to the quarterly periods and full fiscal year with respect to which ASU 2023-08 will apply, and for all future periods, volatility in our earnings may be significantly more than what we experienced in prior periods.

The availability of spot ETPs for Bitcoin and other Digital Assets may adversely affect the market price of our Class A Ordinary Shares.

Although BTC and other Digital Assets have experienced a surge of investor attention since Bitcoin was invented in 2008, until recently investors in the United States had limited means to gain direct exposure to BTC through traditional investment channels, and instead generally were only able to hold BTC through “hosted” wallets provided by digital asset service providers or through “unhosted” wallets that expose the investor to risks associated with loss or hacking of their private keys. Given the relative novelty of Digital Assets, general lack of familiarity with the processes needed to hold Digital Assets directly, as well as the potential reluctance of financial planners and advisers to recommend direct Digital Asset holdings to their retail customers because of the manner in which such holdings are custodied, some investors have sought exposure to BTC and other Digital Assets through investment vehicles that hold BTC and other Digital Assets and issue shares representing fractional undivided interests in their underlying Digital Asset holdings. These vehicles, which were previously offered only to “accredited investors” on a private placement basis, have in the past traded at substantial premiums to net asset value, or NAV, possibly due to the relative scarcity of traditional investment vehicles providing investment exposure to Digital Assets.

On January 10, 2024, the SEC approved the listing and trading of spot Bitcoin ETPs, the shares of which can be sold in public offerings and are traded on U.S. national securities exchanges. The approved ETPs commenced trading directly to the public on January 11, 2024, with a trading volume of approximately $4.6 billion on the first trading day. Additionally, on May 23, 2024, the SEC approved rule changes permitting the listing and trading of spot ETPs that invest in ether, the main crypto asset supporting the Ethereum blockchain. The approved spot ETPs commenced trading directly to the public on July 23, 2024. To the extent investors view our Class A Ordinary Shares as providing exposure to Digital Assets, it is possible that the value of our Class A Ordinary Shares may also have included a premium over the value of our Digital Assets due to the prior scarcity of traditional investment vehicles providing investment exposure to Digital Assets or may be subject to declined due to investors now having a greater range of options to gain exposure to Digital Assets and investors choosing to gain such exposure through spot ETPs rather than our Class A Ordinary Shares. The possible listing and subsequent trading of spot ETPs for other Digital Assets offers investors another alternative to gain exposure to digital assets, which could result in a decline in the trading price of Digital Assets as well as a decline in the value of our Class A Ordinary Shares relative to the value of our Digital Assets.

Although we are an operating company with short drama streaming business, and we believe we offer a different value proposition than a passive Digital Asset investment vehicle such as a spot Bitcoin ETP or a spot ETH ETP, investors may nevertheless view our Class A Ordinary Shares as an alternative to an investment in an ETP, and choose to purchase shares of a spot BTC ETP instead of our Class A Ordinary Shares. They may do so for a variety of reasons, including if they believe that ETPs offer a “pure play” exposure to Digital Assets that is generally not subject to federal income tax at the entity level as we are, or the other risk factors applicable to an operating business, such as ours. Additionally, unlike spot ETPs, we (i) do not seek for our shares to track the value of the underlying Digital Assets we hold before payment of expenses and liabilities, (ii) do not benefit from various exemptions and relief under the Securities Exchange Act of 1934, as amended, or the Exchange Act, including Regulation M, and other securities laws, which enable spot ETPs to continuously align the value of their shares to the price of the underlying Digital Assets they hold through share creation and redemption, (iii) are a Cayman Islands corporation rather than a statutory trust, and do not operate pursuant to a trust agreement that would require us to pursue one or more stated investment objectives, and (iv) are not required to provide daily transparency as to our Digital Asset holdings or our daily NAV. Furthermore, recommendations by broker-dealers to buy, hold, or sell complex products and non-traditional ETPs, or an investment strategy involving such products, may be subject to additional or heightened scrutiny that would not be applicable to broker-dealers making recommendations with respect to our Class A Ordinary Shares. Based on how we are viewed in the market relative to ETPs, and other vehicles that offer economic exposure to digital assets, such as Bitcoin futures ETFs and leveraged BTC futures ETFs, any premium or discount in our Class A Ordinary Shares relative to the value of our Digital Asset holdings may increase or decrease in different market conditions.

As a result of the foregoing factors, availability of spot ETPs for Digital Assets on U.S. national securities exchanges could have a material adverse effect on the market price of our Class A Ordinary Shares.

We have recently announced our new Digital Assets treasury reserve strategy, and we may be unable to successfully implement it.

Our Digital Asset treasury reserve strategy has only been recently approved by our Board. Our Board also approved the restart of our ETH staking business, and in the future may extend staking to other Digital Assets, and the exploration of a broader Web3-foscused strategy. There is no assurance that we will be able to successfully implement this new strategy or operate Digital Asset-related activities at the scale or profitability currently anticipated. Successfully implementing this strategy may present organizational and infrastructure challenges, and we may not be able to fully implement or realize the intended benefits of our strategy. There can be no assurance that we will be successful in implementing its new business strategy. In addition, moving to a new business strategy may result in a loss of established efficiency, which may have a negative impact on our business. We may also face an increased amount of competition as we attempt to expand and grow its business, which may negatively impact our results of operations, cash flows and financial condition.

Our Digital Asset treasury strategy subjects us to enhanced regulatory oversight.

While we have taken the position that the Digital Assets we hold are not securities under the Securities Act or the Investment Company Act of 1940, as amended (the “ICA”), there is risk that the SEC and/or other regulatory authorities may take a different position than us with respect to the classification of these Digital Assets as securities. In the event any of the Digital Assets we hold are classified as securities by the SEC or other relevant regulatory authority, we could face significant regulatory and compliance challenges. Specifically, we may be required to register as an investment company under the ICA, which would require us to invest substantial financial and administrative resources to comply with the registration and ongoing regulatory requirements.

In addition, there has been increasing focus on the extent to which Digital Assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist activities, or circumvent sanctions regimes, including those sanctions imposed in response to the ongoing conflict between Russia and Ukraine. While we have implemented and maintain policies and procedures reasonably designed to promote compliance with applicable anti-money laundering and sanctions laws and regulations and take care to only acquire our Digital Assets through entities subject to anti-money laundering regulation and related compliance rules in the United States, if we are found to have purchased any of our Digital Assets from bad actors that have used Digital Assets to launder money or persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in Digital Assets by us may be restricted or prohibited.

We may consider issuing debt or other financial instruments that may be collateralized by our Digital Assets. We may also consider pursuing strategies to create income streams or otherwise generate funds using our Digital Assets. These types of Digital Asset-related transactions are the subject of enhanced regulatory oversight and may subject us to additional regulatory compliance requirements and scrutiny, including under federal and state money services regulations, money transmitter licensing requirements and various commodity and securities laws and regulations.

Additional laws, guidance and policies may be issued by domestic and foreign regulators following the filing for Chapter 11 bankruptcy protection by FTX Trading, one of the world’s largest cryptocurrency exchanges, in November 2022. U.S. and foreign regulators have also increased, and are highly likely to continue to increase, enforcement activity, and are likely to adopt new regulatory requirements in response to FTX Trading’s collapse. Increased enforcement activity and changes in the regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government or any new legislation affecting digital assets, as well as enforcement actions involving or impacting our trading venues, counterparties and custodians, may impose significant costs or significantly limit our ability to hold and transact in Digital Assets.

In addition, private actors that are wary of digital assets or the regulatory concerns associated with Digital Assets may in the future take further actions that may have an adverse effect on our business or the market price of our Class A Ordinary Shares.

Due to the currently unregulated nature and lack of transparency surrounding the operations of many Digital Assets trading venues, Digital Asset trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in Digital Asset trading venues and adversely affect the value of the Digital Assets that we hold.

Digital Asset trading venues are relatively new and, in some cases, currently unregulated. Even if regulated, such venues may not be complying with such regulations. Furthermore, there are many digital assets trading venues that do not provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance. As a result, the marketplace may lose confidence in Digital Asset trading venues, including prominent exchanges that handle a significant volume of ENA, BTC, and ETH trading and/or are subject to regulatory oversight, in the event one or more digital asset trading venues cease or pause for a prolonged period the trading of ENA, BTC, ETH, or other Digital Assets, or experience fraud, significant volumes of withdrawal, security failures or operational problems.

In 2019 there were reports claiming that 80-95% of BTC trading volume on trading venues was false or non-economic in nature, with specific focus on currently unregulated exchanges located outside of the United States. Any actual or perceived false trading in the BTC market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of the Digital Assets we hold. Negative perception, a lack of stability in the broader digital asset markets and the closure, temporary shutdown or operational disruption of digital asset trading venues, lending institutions, institutional investors, institutional miners, custodians, or other major participants in the digital asset ecosystem, due to fraud, business failure, cybersecurity events, government-mandated regulation, bankruptcy, or for any other reason, may result in a decline in confidence in Digital Assets and the broader Digital Asset ecosystem and greater volatility in the price of Digital Assets. For example, in 2022, each of Celsius Network, Voyager Digital, Three Arrows Capital, FTX Trading, and BlockFi filed for bankruptcy, following which the market prices of BTC, ETH, and other Digital Assets significantly declined. As the price of our Class A Ordinary shares is affected by the value of our Digital Asset holdings, the failure of a major participant in the Digital Asset ecosystem could have a material adverse effect on the market price of our Class A Ordinary Shares.

There is the possibility that one or more blockchain networks related to the Digital Assets we hold could be manipulated.

If a malicious actor or a group of malicious actors obtain control of more than 50% of the processing power dedicated to mining on a blockchain network, they may be able to alter or manipulate the blockchain network on which such blockchain network and most Digital Asset transactions rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor(s) could control, exclude or modify the ordering of transactions, though it could not generate new Digital Assets or transactions using such control. The malicious actor could “double-spend” its own Digital Asset (i.e., spend the same Digital Asset in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor did not yield its control of the processing power on a blockchain network or the effected Digital Asset community did not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain network and ledger may not be possible. To the extent that a Digital Asset ecosystem, including the core developers and the administrators of mining pools, do not act to ensure greater decentralization of Digital Asset mining processing power, the feasibility of a malicious actor obtaining control of the processing power on a digital asset network will increase.

The concentration of our proposed ENA holdings could enhance the risks inherent in our Digital Asset treasury strategy.

The concentration of our planned ENA holdings limit the risk mitigation that we could take advantage of by purchasing a more diversified portfolio of treasury assets, and the absence of diversification enhances the risks inherent in our ENA acquisition strategy. Any future significant declines in the price of ENA and other Digital Assets that we hold would have, a more pronounced impact on our financial condition than if we used our cash to purchase a more diverse portfolio of assets.

Our Digital Asset holdings will be less liquid than existing cash and cash equivalents and may not be able to serve as a source of liquidity for it to the same extent as cash and cash equivalents.

Historically, the Digital Assets markets have been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our Digital Assets at favorable prices or at all. For example, a number of BTC trading venues temporarily halted deposits and withdrawals in 2022. As a result, our Digital Asset holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. Further, the Digital Assets we intend to hold with our custodians and transact with our trade execution partners does not enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered Digital Assets, or otherwise generate funds using our Digital Asset holdings, including in particular during times of market instability or when the price of a Digital Asset has declined significantly. If we are unable to sell any of our Digital Assets, enter into additional capital raising transactions using any of our Digital Assets as collateral, or otherwise generate funds using our Digital Assets holdings, or if we are forced to sell our Digital Assets at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our Digital Assets, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our Digital Assets and our financial condition and results of operations could be materially adversely affected.

Our Digital Assets are or will be held in custody accounts at Matrixport Cactus Custody. However in the future, we may engage other custodians for our Digital Assets. We could have a high concentration of Digital Assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, comprised access credentials, malware, or cyberattacks. Security breaches and cyberattacks are of particular concern with respect to our Digital Asset holdings. Digital Assets and the entities that provide services to participants in the Digital Asset ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. For example, in October 2021 it was reported that hackers exploited a flaw in the account recovery process and stole from the accounts of at least 6,000 customers of the Coinbase exchange, although the flaw was subsequently fixed and Coinbase reimbursed affected customers. Similarly, in November 2022, hackers exploited weaknesses in the security architecture of the FTX Trading Digital Asset exchange and reportedly stole over $400 million in Digital Assets from customers. A successful security breach or cyberattack could result in:

●	a partial or total loss of our Digital Assets in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold our Digital Assets;

●	harm to our reputation and brand;

●	improper disclosure of data and violations of applicable data privacy and other laws; or

●	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with Digital Assets or companies that operate blockchain networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader blockchain ecosystem or in the use of the cryptocurrency network to conduct financial transactions, which could negatively impact us.

Attacks upon systems across a variety of industries, including industries related to Digital Assets, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and Digital Assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, we expect that unauthorized parties will attempt, to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and we may not be able to implement adequate preventative measures. Further, there has been an increase in such activities due to the increase in work-from-home arrangements. The risk of cyberattacks could also be increased by cyberwarfare in connection with the ongoing Russia-Ukraine and Israel-Hamas conflicts, or other future conflicts, including potential proliferation of malware into systems unrelated to such conflicts. Any future breach of our operations or those of others in the cryptocurrency industry, including third-party services on which we rely, could materially and adversely affect our financial condition and results of operations.

We face risks relating to the custody of our Digital Assets, including the loss or destruction of private keys required to access our Digital Assets, and cyberattacks or other data loss relating to our Digital Assets.

We hold our Digital Assets with regulated custodians that have duties to safeguard our private keys. Our custodial services contracts do not restrict our ability to reallocate our Digital Assets among our custodians, and our Digital Assets holdings may be concentrated with a single custodian from time to time. In light of the significant amount of Digital Assets (e.g., ENA) we anticipate that we may hold, we continually seek to engage additional custodians to achieve a greater degree of diversification in the custody of our Digital Assets as the extent of potential risk of loss is dependent, in part, on the degree of diversification. If there is a decrease in the availability of Digital Asset custodians that we believe can safely custody our Digital Assets, for example, due to regulatory developments or enforcement actions that cause custodians to discontinue or limit their services in the United States, we may need to enter into agreements that are less favorable than our current agreements or take other measures to custody our Digital Assets, and our ability to seek a greater degree of diversification in the use of custodial services would be materially adversely affected. In addition, holding our Digital Assets with regulated custodians could affect the availability of receiving Digital Assets that may result from “forks” of the blockchain networks if our custodians are unable to support or otherwise provide us with such Digital Assets, thereby reducing the amount of Digital Assets we may hold as a result. While our custodians carry insurance policies to cover losses for commercial crimes, cyber and cold storage, the policy limits vary per provider and would be shared among all of their customers, and subject to various limitations and exclusions (such as if a loss arises due to our failure to protect our login credentials and devices). The insurance that covers losses of our Digital Asset holdings may cover only a small fraction of the value of the entirety of our Digital Asset holdings, and there can be no guarantee that such insurance will be maintained as part of the custodial services we have or that such coverage will cover losses with respect to our Digital Assets. Moreover, our use of custodians exposes us to the risk that the Digital Assets our custodians hold on our behalf could be subject to insolvency proceedings and we could be treated as a general unsecured creditor of the custodian, inhibiting our ability to exercise ownership rights with respect to such Digital Assets. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we maintain related to our Digital Assets.

Digital Assets are controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which the assets are held. While the cryptocurrency blockchain ledger requires a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the cryptocurrency held in such wallet. To the extent the private key(s) for a digital wallet are lost, destroyed, or otherwise compromised and no backup of the private key(s) is accessible, neither we nor our custodians will be able to access the cryptocurrency held in the related digital wallet. Furthermore, we cannot provide assurance that our digital wallets, nor the digital wallets of our custodians held on our behalf, will not be compromised as a result of a cyberattack. The cryptocurrency and blockchain ledger, as well as other Digital Assets and blockchain technologies, have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.

As part of our treasury management strategy, we may engage in staking, restaking, or other permitted activities that involve the use of “smart contracts” or decentralized applications. The use of smart contracts or decentralized applications entails certain risks including risks stemming from the existence of an “admin key” or coding flaws that could be exploited, potentially allowing a bad actor to issue or otherwise compromise the smart contract or decentralized application, potentially leading to a loss of our Digital Assets. Like all software code, smart contracts are exposed to risk that the code contains a bug or other security vulnerability, which can lead to loss of assets that are held on or transacted through the contract or decentralized application. Smart contracts and decentralized applications may contain bugs, security vulnerabilities or poorly designed permission structures that could result in the irreversible loss our Digital Assets.

If Digital Assets that we hold are determined to constitute a security for purposes of the federal securities laws, such holdings could lead to our classification as an “investment company” under the Investment Company Act of 1940, as amended, or the ICA, and could adversely affect the market price of our Class A Ordinary Shares.

Under Sections 3(a)(1)(A) and (C) of the ICA, a company generally will be deemed to be an “investment company” for purposes of the ICA if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in the ICA, and are not registered as an “investment company” under the ICA as of the date hereof.

While certain SEC officials have stated their personal view that Bitcoin is not a “security” for purposes of the federal securities laws, and the SEC closed that investigation into Ethereum 2.0 and will not pursue charges alleging that sales of ETH are securities transactions, a contrary determination by the SEC could lead to our classification as an “investment company” under the ICA, if the portion of our assets consists of investment securities that exceed the 40% safe harbor limits prescribed in the ICA. If such an event were to occur, we could be subject to significant additional regulatory controls that could have a material adverse effect on our business and operations and may also require us to change the manner in which we conduct our business.

Further, the SEC, a federal court or another relevant entity could take a different view. Application of securities laws to the specific facts and circumstances of Digital Assets, including stablecoin governance tokens, is complex and subject to change. Our conclusion, even if reasonable under the circumstances, would not preclude legal or regulatory action based on a finding that the Digital Assets we might hold, is a “security.” As such, we are at risk of enforcement proceedings against us, which could result in potential injunctions, cease-and-desist orders, fines, and penalties if the Digital Assets that we hold were determined to be a security by a regulatory body or a court. Such developments could subject us to fines, penalties, and other damages, and adversely affect our business, results of operations, financial condition, and prospects.

We monitor our assets and income for compliance under the ICA and seek to conduct our business activities in a manner such that we do not fall within its definitions of “investment company” or that we qualify under one of the exemptions or exclusions provided by the ICA and corresponding SEC regulations. If Digital Asset that we hold is determined to constitute a security for purposes of the federal securities laws, we would take steps to reduce the percentage of such holdings that constitute investment securities under the ICA. These steps may include, among others, selling Digital Assets that we might otherwise hold for the long term and deploying our cash in non-investment assets, and we may be forced to sell our Digital Assets that we hold at unattractive prices. We may also seek to acquire additional non-investment assets to maintain compliance with the ICA, and we may need to incur debt, issue additional equity or enter into other financing arrangements that are not otherwise attractive to our business. Any of these actions could have a material adverse effect on our results of operations and financial condition. Moreover, we can make no assurance that we would successfully be able to take the necessary steps to avoid being deemed to be an investment company in accordance with the safe harbor. If we were unsuccessful, and if any of the Digital Assets we hold is determined to constitute a security for purposes of the federal securities laws, then we would have to register as an investment company, and the additional regulatory restrictions imposed by ICA could adversely affect the market price of Digital Assets we hold and in turn adversely affect the market price of our Class A Ordinary Shares.

If we were deemed to be an investment company, Rule 3a-2 under the ICA is a safe harbor that provides a one-year grace period for transient investment companies that have a bona fide intent to be engaged primarily, as soon as is reasonably possible (in any event by the termination of such one-year period), in a business other than that of investing, reinvesting, owning, holding, or trading in securities, with such intent evidenced by the company’s business activities and an appropriate resolution of its board of directors. The grace period is available not more than once every three years and runs from the earlier of (i) the date on which the issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis or (ii) the date on which the issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Accordingly, the grace period may not be available at the time that we seek to rely on Rule 3a-2; however, Rule 3a-2 is a safe harbor and we may rely on any exemption or exclusion from investment company status available to us under the ICA at any given time. Furthermore, reliance on Rule 3a-2, Section 3(a)(1)(C), or Rule 3a-1 could require us to take actions to dispose of securities, limit our ability to make certain investments or enter into joint ventures, or otherwise limit or change our service offerings and operations. If we were to be deemed an investment company in the future, restrictions imposed by the ICA — including limitations on our ability to issue different classes of stock and equity compensation to directors, officers, and employees and restrictions on management, operations, and transactions with affiliated persons — likely would make it impractical for us to continue our business as contemplated, and could have a material adverse effect on our business, results of operations, financial condition, and prospects.

We may be subject to regulatory developments related to Digital Assets and Digital Asset markets, which could adversely affect our business, financial condition, and results of operations.

As Digital Assets are relatively novel and the application of Applicable Law to Digital Assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of the Digital Assets we hold. The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of Digital Assets or the ability of individuals or institutions such as us to own or transfer Digital Assets.

If ENA, BTC, ETH, or other Digital Assets that we hold are determined to constitute a security for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of the Digital Assets we hold and in turn adversely affect the market price of our Class A Ordinary Shares. Moreover, the risks of us engaging in a Digital Asset treasury strategy have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

We are not subject to legal and regulatory obligations that apply to investment companies such as mutual funds and exchange-traded funds, or to obligations applicable to investment advisers.

Mutual funds, ETFs and their directors and management are subject to extensive regulation as “investment companies” and “investment advisers” under U.S. federal and state law; this regulation is intended for the benefit and protection of investors. We are not subject to, and do not otherwise voluntarily comply with, these laws and regulations. This means, among other things, that the execution of or changes to our treasury reserve policy or our Digital Asset strategy, our use of Digital Assets for staking, the manner in which our Digital Assets are custodied, our ability to engage in transactions with affiliated parties and our operating and investment activities generally are not subject to the extensive legal and regulatory requirements and prohibitions that apply to investment companies and investment advisers. For example, although a significant change to our treasury reserve policy would require the approval of our Board, no shareholder or regulatory approval would be necessary. Consequently, our Board has broad discretion over the investment, staking and cash management policies it authorizes, whether in respect of our assets holdings or other activities we may pursue, and has the power to change our current policies, including our strategy of acquiring and holding Digital Assets.

Our Digital Asset treasury strategy exposes us to risk of non-performance by counterparties

Our Digital Asset treasury strategy exposes us to the risk of non-performance by counterparties, whether contractual or otherwise. Risk of non-performance includes inability or refusal of a counterparty to perform because of a deterioration in the counterparty’s financial condition and liquidity or for any other reason. For example, our execution partners, custodians, or other counterparties might fail to perform in accordance with the terms of our agreements with them, which could result in a loss of Digital Assets, a loss of the opportunity to generate funds, or other losses.

Our primary counterparty risk with respect to our Digital Assets is custodian performance obligations under the various custody arrangements we have entered into. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the Digital Asset industry, the closure or liquidation of certain financial institutions that provided lending and other services to the Digital Asset industry, SEC enforcement actions against other providers, or placement into receivership or civil fraud lawsuit against Digital Asset industry participants have highlighted the perceived and actual counterparty risk applicable to Digital Asset ownership and trading. Although these bankruptcies, closures and liquidations have not adversely impacted the Digital Assets that we hold such as ENA, BTC, and ETH (which were only recently acquired), legal precedent created in these bankruptcy and other proceedings may increase the risk of future rulings adverse to our interests in the event one or more of our custodians becomes a debtor in a bankruptcy case or is the subject of other liquidation, insolvency or similar proceedings.

While our custodians are subject to regulatory regimes intended to protect customers in the event of a custodial bankruptcy, receivership or similar insolvency proceeding, no assurance can be provided that our custodially-held Digital Assets will not become part of the custodian’s insolvency estate if one or more of our custodians enters bankruptcy, receivership or similar insolvency proceedings. Additionally, if we pursue any strategies to create income streams or otherwise generate funds using our Digital Asset holdings, we would become subject to additional counterparty risks. Although no such strategies are contemplated at this time, we will need to carefully evaluate market conditions, including price volatility as well as service provider terms and market reputations and performance, among others, prior to implementing any such strategy, all of which could affect our ability to successfully implement and execute on any such future strategy. These risks, along with any significant non-performance by counterparties, including in particular the custodians with which we custody substantially all of our Digital Assets, could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our custodially-held Digital Assets may become part of the custodian’s insolvency estate if one or more of our custodians enters bankruptcy, receivership or similar insolvency proceedings.

If our Digital Assets held by a custodian are considered to be the property of our custodians’ estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, we could be treated as a general unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such Digital Asset and this may ultimately result in the loss of the value related to some or all of such Digital Assets. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the Digital Asset industry, including the filings for bankruptcy protection by Three Arrows Capital, Celsius Network, Voyager Digital, FTX Trading and Genesis Global Capital, the closure or liquidation of certain financial institutions that provided lending and other services to the Digital Assets industry, including Signature Bank and Silvergate Bank, SEC enforcement actions against Coinbase, Inc. and Binance Holdings Ltd., the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by Nevada’s Department of Business and Industry, and the filing and subsequent settlement of a civil fraud lawsuit by the New York Attorney General against Genesis Global Capital, its parent company Digital Currency Group, Inc., and former partner Gemini Trust Company, have highlighted the counterparty risks applicable to owning and transacting in Digital Assets. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the Digital Asset industry in the future may further negatively impact the adoption rate, price, and use of Digital Assets, limit the availability to us of financing collateralized by Digital Assets that we hold, or create or expose additional counterparty risks. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we maintain related to our Digital Assets. Even if we are able to prevent our Digital Assets from being considered the property of a custodian’s bankruptcy estate as part of an insolvency proceeding, it is possible that we would still be delayed or may otherwise experience difficulty in accessing our Digital Assets held by the affected custodian during the pendency of the insolvency proceedings. Any such outcome could have a material adverse effect on our financial condition and the market price of our Class A Ordinary Shares.

A temporary or permanent blockchain “fork” to a Digital Asset blockchain network could adversely affect our business.

Blockchain protocols, including Ethena, Bitcoin and Ethereum, are open source. Any user can propose modifications to the protocol software. If a substantial majority of participants—such as miners in proof-of-work systems or validators in proof-of-stake systems—agree to adopt a proposed change, the modification may be implemented, allowing the protocol to evolve without disrupting network functionality. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork”, i.e., “split” of the impacted blockchain protocol network and respective blockchain, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two parallel versions of the Bitcoin or other blockchain protocol network, as applicable, running simultaneously, but with each split network’s Digital Asset lacking interchangeability. A “hard fork” – where there is disagreement among the users about the rules of the network – can have a significant negative impact on value of the Digital Asset.

Bitcoin has been subject to “forks” that resulted in the creation of new networks, including Bitcoin Cash ABC, Bitcoin Cash SV, Bitcoin Diamond, Bitcoin Gold, and others. Some of these forks have caused fragmentation among platforms as to the correct naming convention for forked Digital Assets. Due to the lack of a central registry or rulemaking body, no single entity has the ability to dictate the nomenclature of forked Digital Assets, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked Digital Assets, and which results in further confusion to customers as to the nature of assets they hold on platforms, and which can negatively impact the value of the Digital Assets. In addition, several of these forks were contentious and as a result, participants in certain communities may harbor ill will towards other communities. As a result, certain community members may take actions that adversely impact the use, adoption, and price of Bitcoin, or any of their forked alternatives.

Furthermore, when the Ethereum and Ethereum Classic networks split in July 2016, replay attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending,” plagued platforms that traded Ethereum through at least October 2016, resulting in significant losses to some crypto asset platforms. Similar replay attacks occurred in connection with the Bitcoin Cash and Bitcoin Cash SV network split in November 2018. Another possible result of a hard fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network, thereby making Digital Assets that rely on proof-of-work more susceptible to attack, as has occurred with Ethereum Classic.

We intend to recognize forked and airdropped assets consistent with our custodians. We may not immediately or ever have the ability to withdraw a forked or airdropped BTC and/or ETH by virtue of BTC and/or ETH that we hold with our custodians. Future forks may occur at any time. A fork can lead to a disruption of networks and our information technology systems, cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of our and our assets.

The due diligence procedures conducted by us and our liquidity provider to mitigate transaction risk may fail to prevent transactions with a sanctioned entity.

We execute trades through our liquidity providers, and rely on these third parties to implement controls and procedures to mitigate the risk of transacting with sanctioned entities. While we expect our third-party service providers to conduct their business in compliance with applicable laws and regulations and in accordance with our contractual arrangements, there is no guarantee that they will do so. Accordingly, we are exposed to risk that our due diligence procedures may fail. If we are found to have transacted in Digital Assets with bad actors that have used Digital Assets to launder money or with persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in Digital Assets by us may be restricted or prohibited.

Staking introduces a risk of loss of Digital Assets we stake, which could adversely affect the value of our Class A Ordinary Shares.

As part of our Digital Asset treasury strategy, we may participate in process referred to as “staking” which involves deploying our Digital Assets that are intrinsically linked to the programmatic functioning of a public, permissionless network, for which we may earn compensation in consideration for securing the underlying blockchain network (“Staking”). Staking introduces risk of loss of the Digital Assets we stake. None of the Company’s Digital Assets, including potentially staked assets, are subject to the protections enjoyed by depositors or customers of institutions with FDIC or SIPC membership. However, many Digital Asset networks, including the Ethereum network, imposes three types of sanctions for validator misbehavior or inactivity, which would result in a portion of staked Digital Assets (e.g., ETH) being destroyed or “burned”: penalties, slashing and inactivity leaks.

A validator may face penalties if it fails to take certain actions, such as providing a timely attestation to a block proposed by another validator. Under this scenario, a validator’s staked Digital Assets could be burned in an amount equal to the reward to which it would have been entitled for performing the actions.

A more severe sanction (i.e., “slashing”) is imposed if a validator commits malicious acts related to the proposal or attestation of blocks with invalid transactions. Slashing can result in the validator having a portion of its staked Digital Assets immediately burned. After this initial slashing, the validator is queued for forceful removal from the blockchain network’s validator “pool,” and more of the validator’s stake is burned over a period of approximately 36 days (as is the case for the Ethereum network), with the exact amount of Digital Assets burned and time period determined by the protocol regardless of whether the validator makes any further slashable errors, at which point the validator is automatically removed from the validator pool.

In the case of the Ethereum network, staked ETH may also be burned through a process known as an “inactivity leak,” which is triggered if the Ethereum protocol has gone too long without finalizing a new block. For a new block to be successfully added to the blockchain, validators that account for at least two-thirds of all staked ETH must agree on the validity of a proposed block. This means that if validators representing more than one-third of the total staked ETH are offline, no new blocks can be finalized. To prevent this, an inactivity leak causes the ETH staked by the inactive validators to gradually “bleed away” until these inactive validators represent less than one-third of the total stake, thereby allowing the remaining active validators to finalize proposed blocks. This provides a further incentive for validators to remain online and continue performing validation activities.

There can be no guarantee that penalties, slashing or inactivity leaks and resulting losses will not occur as a result of the activities of a Staking provider. Furthermore, a Staking provider’s liability to the Company is expected to be limited, and a Staking provider may lack the assets or insurance in order to support the recovery of any losses incurred. While the Staking arrangements may provide for indemnification up to a specified cap, slashing insurance or other reimbursement programs, there can be no guarantee that the Company would recover any of its staked assets, or the value thereof, if it is subject to sanctions imposed by the applicable blockchain network.

Staked Digital Assets may be inaccessible for a variable period of time, determined by a range of factors, which could result in certain liquidity risk to the Company.

Staking Digital Assets are subject to the applicable protocol’s network rules and requirements. For example, under current Ethereum network protocols, staked ETH tokens are permitted to be un-staked by the holder of such ETH tokens. However, as part of the “activating” and “exiting” processes of staking, staked ETH tokens will be inaccessible for a variable period of time determined by a range of factors, including network congestion, resulting in certain liquidity risks. “Activation” is the funding of a validator to be included in the active set, thereby allowing the validator to participate in the Ethereum network’s proof-of-stake consensus protocol. “Exit” is the request to exit from the active set and no longer participate in the Ethereum network’s proof-of-stake consensus protocol. As part of these “activating” and “exiting” processes of staking on the Ethereum network, any staked ETH will be inaccessible for a period of time. The duration of activating and exiting periods are dependent on a range of factors, including network conditions. However, depending on demand, un-staking can take between hours, days or weeks to complete. This can result in certain liquidity risk, which the Company will seek to manage through a range of risk management methods.

The Company will be dependent on third parties to effectively execute the Company’s Staking arrangements.

As the management currently anticipates that Staking will be carried out by the custodian and third-party Staking providers, the amount of staking rewards that the Company’s staking activity will generate will be dependent on the performance of the custodian and the staking provider, including the adequacy and reliability of the hardware and software utilized by the Staking provider. If the custodian or the Staking provider experience service outages or otherwise are unable to optimally execute the Staking of the Company’s Digital Assets, the Company’s staking rewards may be adversely affected.

The regulatory landscape surrounding Staking may change.

On May 29, 2025, the SEC’s Division of Corporation Finance (the “Staff”) issued a Staff statement entitled “Certain Protocol Staking Activities” (the “Statement”) expressing its view that certain protocol-level staking of crypto asset on public proof-of-stake (“PoS”) blockchain networks, as well as many types of staking services, do not involve the offer and sale of securities within the meaning of Section 2(a)(1) of the Securities Act constitute an “offer or sale of securities” subject to SEC enforcement oversight.  We note that the Statement only reflects the SEC Staff’s current interpretation of Applicable Law, does not represent a formal position taken by SEC, does not change any current law, and is subject to change.

Some Digital Assets do not have a cap on supply.

Some Digital Assets we hold may not have a cap on the total supply. For example, the rate at which new ETH are issued and put into circulation is expected to vary. The Ethereum network has no formal cap on the total supply of ETH and the supply could theoretically be unlimited, which could put downward pressure on the price of ETH and other Digital Assets with a similar structure.

A disruption of the Internet may affect Digital Asset network operations, which may adversely affect the Digital Asset industry and an investment in us.

Blockchain networks rely on the Internet. A significant disruption of Internet connectivity (i.e., one that affects large numbers of users or geographic regions) could disrupt one or more blockchain networks’ functionality and operations until the disruption in the Internet is resolved. A disruption in the Internet could adversely affect an investment in us.

Blockchain networks’ decentralized governance structures may negatively affect their ability to grow and respond to challenges.

The governance of decentralized networks, such as the Ethereum network, is by voluntary consensus and open competition. In other words, the Ethereum network has no central decision-making body or clear manner in which participants can come to an agreement other than through voluntary, widespread consensus. As a result, a lack of widespread consensus in the governance of the Ethereum network may adversely affect the network’s utility and ability to adapt and face challenges, including technical and scaling challenges. Historically the development of the source code of the Ethereum network has been overseen by the core developers. However, the Ethereum network would cease to operate successfully without both validators and users, and the core developers cannot formally compel them to adopt the changes to the source code desired by core developers, or to continue to render services or participate in the Ethereum network. As a general matter, the governance of the Ethereum network generally depends on most of members of the Ethereum community ultimately reaching some form of voluntary agreement on significant changes.

The decentralized governance of the Ethereum network may make it difficult to find or implement solutions or marshal sufficient effort to overcome existing or future problems, especially protracted ones requiring substantial directed effort and resource commitment over a long period of time, such as scaling challenges. Deeply-held differences of opinion have led to forks in the past, such as between Ethereum and Ethereum Classic, and could lead to additional forks in the future, with potentially divisive effects. The Ethereum network’s failure to overcome governance challenges could exacerbate problems experienced by the network or cause the network to fail to meet the needs of its users, and could cause users, miners, and developer talent to abandon the Ethereum network or to choose competing blockchain protocols, or lead to a drop in speculative interest, which could cause the value of ETH to decline. If the Ethereum community is unable to reach consensus in the future, it could have adverse consequences for the network or lead to a fork, which could affect the value of Ethereum.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements that are purely historical are forward looking statements. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose,” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees for future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are the: ability to manage growth; ability to identify and integrate future acquisitions; ability to grow and expand our FlexTV business; ability to purchase stablecoin governance token and other digital assets at the price that we want; ability to reinitiate the ETH staking business, ability to implement the strategic expansion into the stablecoin sector, ability to implement the new business strategy with a focus on stablecoin governance token and ability to create value; the regulatory volatility on stable coins and governance tokens, ability to obtain additional financing in the future to fund capital expenditures and our digital asset treasury reserve strategy and ability to create value; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company’s profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment, competition, changes in regulation, or other economic and policy factors; and the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors. The forward-looking statements in this press release and the Company’s future results of operations are subject to additional risks and uncertainties set forth under the heading “Risk Factors” in documents filed by the Company with the Securities and Exchange Commission (“SEC”), including the Company’s latest annual report on Form 20-F, filed with the SEC on March 28, 2025, and are based on information available to the Company on the date hereof. In addition, such risks and uncertainties include the inherent risks with investing in ENA token, Bitcoin and/or Ethereum, including ENA token’s, Bitcoin’s and Ethereum’s volatility; and risk of implementing a new treasury strategy focusing on ENA token. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mega Matrix Inc.

	By:	/s/ Yucheng Hu
Yucheng Hu
Chief Executive Officer

Dated: August 27, 2025